Grove Point Investments, LLC

Financial Statements
Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2023

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Grove Point Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2440 Research Blvd, Suite 500
(No. and Street)

Rockville	**MD**	**20850**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trisha Tymkiw	**(315) 609-7903**	trisha.tymkiw@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

11/02/2005	**2468**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Trisha Tymkiw</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Grove Point Investments, LLC</u> , as of <u>12/31</u> , 2 <u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA A KERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6232868
Qualified in Onondaga County
My Commission Expires December 13, 20⅔6

Signature: _____

Title: _____
Managing Director

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Grove Point Investments, LLC
Table of Contents
December 31, 2023

Page(s)

Report of Independent Registered Public Accounting Firm..1

Financial Statements

    Statement of Financial Condition...2

    Notes to Statement of Financial Condition 3-8



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Grove Point Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grove Point Investments, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grove Point Investments, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grove Point Investments, LLC's management. Our responsibility is to express an opinion on Grove Point Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grove Point Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grove Point Investments, LLC's auditor since 2023.
New York, New York
March 25, 2024

Grove Point Investments, LLC
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents	$ 3,256,255
Receivable from broker dealers and clearing firm	4,025,463
Accounts receivable from noncustomers, net	293,366
Receivable from affiliates	36,062
Notes receivable, net	256,019
Property and equipment, net	70,890
Other assets	633,958
Total assets	**$ 8,572,013**
Liabilities	
Payable for commissions and fees	$ 3,309,080
Accounts payable and other accrued liabilities	1,096,530
Payable to affiliates	226,335
Total liabilities	**4,631,945**
Member's Equity	
Membership interest	8
Additional paid-in capital	7,674,462
Retained deficit	(3,734,402)
Total member's equity	**3,940,068**
Total liabilities and member's equity	**$ 8,572,013**

The accompanying notes are an integral part of these financial statements.

Grove Point Investments, LLC
Notes to Financial Statements
December 31, 2023

1. Organization and Nature of Business

Grove Point Investments, LLC ("Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives.

The Company, previously known as H. Beck, Inc, was restructured into three companies, Grove Point Financial, LLC (the "Parent"), and wholly owned subsidiaries Grove Point Investments, LLC, and Grove Point Advisors, LLC (the "RIA"). Grove Point Financial, LLC is a wholly owned subsidiary of a financial service company (the "Parent"). The Company's principal office is located in Rockville, Maryland. The Parent was purchased by Atria Wealth Solutions on August 30, 2023.

2. Significant Accounting Policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the Company's financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining such amounts as expense allocation for shared services support, valuation of litigation, contingency, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

Securities transactions
Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair value measurements
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly

The accompanying notes are an integral part of these financial statements.

transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;

> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not as active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

> Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The fair value amounts of the Company's financial assets and liabilities are deemed to be Level 1.

Notes receivable
The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing financial advisors. In some cases, principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In other cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the financial advisor achieving defined production thresholds. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed taxable income to the advisors. The Company includes any such waived amounts in Commission expense on the Statement of Operations. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis but are not set below the Applicable Federal Rate at the time of issuance.

Property, equipment, and depreciation
Property and equipment include furniture, equipment, computers, purchased software, and internally developed software that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years.

The accompanying notes are an integral part of these financial statements.

Lease Liability

In accordance with FASB Accounting Standards Codification 842, Leases ("ASC 842"), the Company elected to account for its expense sharing agreement lease costs as an operating lease using the practical expedients permitted under ASC 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Variable lease payments are recognized in the period in which the obligation is incurred. For 2023, the Company's lease obligations are deemed to be short-term.

3.   **Deposits Held by Clearing Broker and Clearing Organization**

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $110,010 of funds on deposit with the clearing broker and a clearing organization.

4.   **Related Party Transactions**

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among Parent and the RIA, under which Parent provides Shared Services and Home Office Services to the Company and RIA. The Company reimburses Parent for such services on a regular basis. On December 31, 2023, $36,062 is included in the receivable from affiliates.

The Company also has an Expense Sharing Agreement with the RIA, under which the Company and RIA agree to share certain assets and services benefiting both parties, allocate associated expenses in a fair and reasonable manner and reimburse each other on a regular basis. In 2023, $226,335 is included in the payable to affiliates on December 31, 2023.

5.   **Property and Equipment**

The accompanying notes are an integral part of these financial statements.

The following is a summary of property and equipment for the year ended December 31, 2023:

Software	$3,091,782
Computer equipment	458,813
Total property and equipment	$3,550,595
Less accumulated depreciation	(3,479,705)
Total property and equipment, net	$ 70,890

6.   Dividends to Parent

During 2023, the Company paid dividends to Parent in the amount of $6,500,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

7.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital of $2,054,398 was $1,745,602 in excess of its required minimum net capital of $308,796. The Company's ratio of aggregate indebtedness to net capital was 2.25 to 1 as of December 31, 2023.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $45,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. The Company's minimum net capital requirement is the greater of NFA or SEC requirements, which is $308,796.

8.   Credit Risk

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2023, all cash and cash equivalents are held at one institution, which is $2,216,662 in excess of the FDIC limit.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades

The accompanying notes are an integral part of these financial statements.

executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2023, the Company did not have material liabilities associated with this risk.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

9.   Commitments and Contingencies

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

10.   Subsequent Events

On February 12, 2024, Atria Wealth Solutions reached an agreement to be acquired by LPL Financial LLC. FINRA approval is expected to be completed in the third quarter of 2024.

The Company has performed an evaluation of subsequent events from January 1, 2024 through March 25, 2024 the date of issuance of the financial statements. There have been no other subsequent events that would require recognition or disclosure in these financial statements.

The accompanying notes are an integral part of these financial statements.